ARROW INVESTMENTS TRUST

AMENDED AND RESTATED

OPERATING EXPENSES LIMITATION AGREEMENT

ARROW INVESTMENT ADVISORS, LLC

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of September 28, 2018, by and between ARROW INVESTMENTS TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series listed on Appendix A hereto, (the “Funds”), each a series of the Trust, and the Advisor of the Fund, Arrow Investment Advisors, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 18TH day of January, 2012 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses, foreign custody transaction costs and foreign account set up fees and extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling

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three year basis (within three years after the fees have been waived or reimbursed), if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date set forth on Appendix A for each Fund and shall remain in effect until at least the date set forth in Appendix A for each Fund, unless sooner terminated as provided in Paragraph 9 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Funds listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all as of the day and year first above written.

ARROW INVESTMENTS TRUST	ARROW INVESTMENT ADVISORS, LLC
on behalf of the Funds

By: /s/ Joe Barrato	By: /s/ Jake Griffith
Name: Joe Barrato	Name: Jake Griffith
Title: President	Title: President

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Appendix A

Fund	Operating Expense Limit	Effective Date	Initial Term End Date	Renewal Term End Date
Arrow DWA Tactical ETF	1.40%	September 25, 2014	November 30, 2015	November 30, 2020

Arrow QVM Equity Factor ETF	0.65%	January 15, 2015	May 31, 2016	May 31, 2020
Arrow Reserve Capital Management ETF	0.42%	March 21, 2017	November 30, 2018	November 30, 2020

Arrow Dogs of the World ETF	0.65%	December 15, 2017	December 31, 2018	December 31, 2020

Arrow DWA Country Rotation ETF	0.75%	December 15, 2017	December 31, 2018	December 31, 2020